SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 16)

USG Corporation

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

90329405

(CUSIP Number)

Jorg Schanow, LL.M.

General Counsel

Gebr. Knauf KG

Am Bahnhof 7

97346 Iphofen

Federal Republic of Germany

(49) 9329-31-1091

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act.

(Continued on following pages)

CUSIP No. 90329405		13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons [Entities Only] Gebr. Knauf KG

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,757,258

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 14,757,258

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,757,258

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.6%*

14	Type of Reporting Person PN

*  Based on 139,652,659 shares of the Common Stock outstanding as of March 31, 2018, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on April 25, 2018, for the quarterly period ended March 31, 2018.

CUSIP No. 90329405		13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons [Entities Only] C & G Verwaltungs GmbH

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,757,258

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 14,757,258

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,757,258

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.6%*

14	Type of Reporting Person CO

*  Based on 139,652,659 shares of the Common Stock outstanding as of March 31, 2018, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on April 25, 2018, for the quarterly period ended March 31, 2018.

This is Amendment No. 16 to the Schedule 13D filed by certain of the Reporting Persons with the Securities and Exchange Commission on October 27, 2000, as subsequently amended (the “Schedule 13D”), with respect to the shares of Common Stock, par value $0.10 per share (“Common Stock”), of USG Corporation (the “Issuer”).  Capitalized terms used herein without definition have the meanings assigned to such terms in the Schedule 13D.

Item 4.                                                         Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 4, 2018, Gebr. Knauf KG (“Knauf”) and the Issuer entered into a confidentiality agreement (the “Confidentiality Agreement”) pursuant to which the Issuer agreed to provide certain non-public information to Knauf.  The Confidentiality Agreement has a term of two years and contains, among other things, certain standstill provisions that apply to Knauf and certain of its representatives acting on its behalf. The standstill provisions, which terminate on August 31, 2018 (or earlier under certain circumstances), prohibit Knauf from, among other things, (i) acquiring voting securities of the Issuer in excess of the amount currently beneficially owned by Knauf, (ii) proposing or publicly announcing a proposal for any acquisition transaction or other business combination relating to all or part of the Issuer or all or substantially all of the assets of the Issuer, (iii) making any solicitation of proxies to vote, or seeking to advise or influence any person or entity with respect to the voting of, any voting securities of the Issuer, (iv) forming, joining or participating in any group with respect to any voting securities of the Issuer, (v) seeking or proposing, alone or in concert with others, to influence or control the management or policies of the Issuer and (vi) advising or acting as a financing source with respect to any of the foregoing actions.

The standstill provisions do not prohibit, among other things, (i) Knauf or its representatives from at any time making non-public proposals to the Issuer and its representatives (including the Issuer’s Board of Directors) for the purpose of encouraging or facilitating a transaction, (ii) Knauf and its representatives from communicating privately with stockholders of the Issuer (including oral solicitation of proxies) relating to Knauf’s pending solicitation of proxies relating to the Issuer’s annual meeting of stockholders scheduled for May 9, 2018 (the “Annual Meeting”) and (iii) Knauf’s representatives from voting all proxies received from stockholders of the Issuer at the Annual Meeting.

In addition, prior to the Annual Meeting, both Knauf and the Issuer agree not to, among other things, (i) issue any press release or other public announcement, or file, mail or distribute any proxy solicitation materials, requesting or encouraging stockholders of the Issuer to vote for or against, or to abstain from voting with respect to, any of the Issuer’s nominees for director at the Annual Meeting or (ii) contact, meet with or provide information to any proxy advisory firm relating to the Annual Meeting or otherwise seek to cause any such firm to make (or to revise or change) any voting recommendation in connection with the Annual Meeting.  Without Knauf’s prior written approval, the Issuer will not adjourn or postpone the Annual Meeting or encourage stockholders to not attend the Annual Meeting.

The Confidentiality Agreement permits both the Issuer and Knauf to make any public disclosures or filings required by the federal securities laws or the rules of the Securities and Exchange Commission or the New York Stock Exchange, Inc.  If transaction discussions between the parties are terminated during the standstill period, the Issuer and Knauf are each permitted to make a public announcement relating to certain aspects concerning the circumstances of such termination. After August 31, 2018, the terms of the Confidentiality Agreement do not restrict the right of the Issuer or Knauf to make any public disclosure, subject to Knauf’s obligation to maintain the confidentiality of non-public information provided by the Issuer.

The foregoing description of the Confidentiality Agreement is qualified in its entirety by the Confidentiality Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

There can be no assurance that the negotiation process will result in any transaction, or any assurance as to its outcome or timing.  Knauf has not set a timetable for completion of negotiations and does not intend to disclose developments related to the process unless and until definitive agreements are reached or negotiations are abandoned.

Item 7.                                                         Material to be Filed as Exhibits.

99.1                                                                        Confidentiality Agreement dated May 4, 2018 between Gebr. Knauf KG and USG Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 2018

GEBR. KNAUF KG

/s/ Alexander Knauf
Alexander Knauf
General Partner

C & G VERWALTUNGS GMBH

/s/ Jörg Schanow
Jörg Schanow
General Manager